Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

SEI Tax Exempt Trust:

We consent to the use of our report dated October 23, 2007, with respect to the financial statements of the Tax Free Fund, Institutional Tax Free Fund, Massachusetts Tax Free Money Market Fund, Intermediate-Term Municipal Fund, Short Duration Municipal Fund, Pennsylvania Municipal Bond Fund, Massachusetts Municipal Bond Fund, New Jersey Municipal Bond Fund, New York Municipal Bond Fund and California Municipal Bond Fund, ten of the funds constituting SEI Tax Exempt Trust, (collectively, the “Funds”), as of August 31, 2007, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the Prospectus and in the introduction to, and under the heading “Experts” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 27, 2007